Mail Stop 6010   July 2, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

>   **Re: Mach One Corporation**
>   **Registration Statement on Form S-1**
>   **Amendment no. 4 filed June 27, 2008**
>   **File No. 333-146744**

Dear Mr. Tobin:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Summary Financial Data, page 4

1.   Please refer to your response to comment 14. The amount of loss from operations for 2006 of $(629,296) was not revised to agree with the amount in the statement of operations filed in your last amendment of $(625,160). Please revise.

Business, page 12

2.   Any revisions to the business discussion should clearly distinguish which operations or divisions currently exist and which operations or divisions are under consideration for future development.

3.   As previously requested in comment 6 and with a view to possible disclosure, please provide supplemental support for the statement "as a result of our substantial manufacturing activity relating to antibody production and colostrum concentration we produce highly valuable derivative materials that can be used in Nutraceutical production." Your response should at least include:

   a. Quantification of the level of your manufacturing activity;
   b. Quantification of the amount of revenues you have derived from the materials used in Nutraceutical production; and
   c. A discussion of the types of Nutraceuticals that utilize the derivative materials from your manufacturing activity.

4. Your website stated your "Derivatives Division will manufacture Nutraceutical products under contract for outside parties who will sell them in the marketplace." The business, business plan, risk factors, and MD&A sections of the prospectus do not describe this proposed activity. Please explain why you have not included similar website disclosure in the prospectus.

5. We note your plan to manufacture Nutraceutical products. Will these products utilize colostrum in the manufacturing process? If so, how much excess colostrum do you anticipate will be available for resale to third party Nutraceutical manufacturers?

6. Please tell us the supplementally the per gallon equivalent price of your colostrum replacement product in order to compare it to the price per gallon when your excess colostrum is sold to Nutraceutical manufacturers. We may have additional comments.

7. Please file as an exhibit the contract for the sale of excess colostrum at $31 per gallon.

8. We note your response to comment 11. Please include the substance of this response in the prospectus.

Patents, page 18

9. Please expand the discussion to explain what you mean by the phrase "our current patent portfolio comes to us through Dr. Nash."

10. Please explain whether the company has title to the patents or otherwise has legal right to utilize the patents. If there is an agreement for the company's use of the patents the agreement should be filed as an exhibit.

11. How is Dr. Nash compensated for the use of his patents and his service as chief science officer? In this regard, we note he is not listed as a shareholder of the company.

12. Please expand the discussion to indicate whether the company has an employment agreement with Dr. Nash, describe the terms of the agreement, and file the agreement as an exhibit.

Management, page 20

13. Your website identified Mr. Steven Grubner as your chief financial officer and chief operating officer. Please advise why the prospectus does not disclose this information. We may have additional comments.

12% Convertible Notes, page 25

14. Please expand the discussion to identify the shareholder who secured the notes.

Results of Operations, page 28
Quarter ending March 31, 2008 compared to quarter ending March 31, 2007

15. Please expand the discussion to address your sources of revenues for the respective periods and the reasons for the variances from period to period.

16. Refer to your response to comment 22. Please note that you are required to include a discussion of the year ending December 31, 2007 compared to year ending December 31, 2006 in addition to your current disclosure of the quarter ending March 31, 2008 compared to the quarter ending March 31, 2007. Once you have included the year end explanations we will evaluate your compliance with comment 22 which requested that you expand your disclosure to explain the increase in sales and the decrease in cost of sales as well as the increase in salaries and benefits expense.

General

17. It appears that your website is currently inaccessible. Please tell us supplementally why this has occurred and what you plans are for the website.

Consolidated Financial Statements

18. Please note that you need to include the audited financial statements and notes to the financial statements for the years ended December 31, 2007 and 2006 as well as the accountant's report in all amendments that you file.

19. Please include a letter from your accountant regarding the unaudited interim financial information that complies with the requirements of Item 601(b)(15) of Regulation S-K. In addition, please file an updated consent from your accountant for the review report for the period ended March 31, 2008.

Consolidated Balance Sheets, page 34

20. Please refer to your response to comment 23. Please explain why the $237,500 is classified as a prepayment on the balance sheet or revise your financial statements. Your prior responses indicated that the final payment was dated on November 2006. In addition, please ensure that you have made the necessary changes in compliance with comment 23 when you file the December 31, 2007 and 2006 financial statements.

21. Please note that we cannot evaluate your compliance with comment 24 until you include the revised financial statements as of December 31, 2007 and 2006. Please revise the balance for 'Total Long Term Liabilities' as of December 31, 2007.

22. Please note that we cannot evaluate your compliance with comment 25 until you include the revised financial statements as of December 31, 2007 and 2006. Please revise the number of preferred shares outstanding on your balance sheet as of December 31, 2006 and 2007 to agree with the number on the Statements of Stockholders' Equity.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 37

23. It does not appear as though you included the 'shares issued under terms of note' for the period ended March 31, 2008 in your total Paid in Capital balance and Total Stockholder's Equity balance. Please revise.

24. Please refer to your response to comment 26 and your revised disclosures. As we stated in comment 34 of our letter dated February 20, 2008, the 30 million shares issued in connection with the merger should be treated as outstanding for all periods presented. Therefore, please revise to reflect the 30 million shares outstanding for the period ended December 31, 2005.

25.   Please refer to your response to comment 29. Please clarify for us the specific accounting change you intend to apply to the remaining balance of the convertible note and the dollar amount of the change. Also, please tell us the dollar amounts and journal entries you believe should have been used for the portions of the note that have already been converted. Please confirm whether the revised amounts used to calculate the beneficial conversion expense reflect the market price of the stock at the commitment date rather than the market price of the stock at conversion.

Consolidated Statements of Cash Flows, page 38

26.   It appears as though the beneficial conversion line item of $275,000 for 2008 was included in error. Please revise.

27.   Please refer to your response to comment 31 and your revised disclosures. It is still not clear where the amount for "Proceeds from issuance of stock" on the statement of cash flows for 2006 of $129,767 is reflected in the statement of stockholders' equity. Please explain.

Note 1 – Organization and Summary of Significant Accounting Policies, page 39

28.   Please refer to your response to comment 32. Paragraph 7 of SFAS 141 states that the portion of the cost of acquiring assets in groups should be assigned to each individual asset acquired on the basis of its fair value. Therefore, please explain why you did not allocate a portion of the $250,000 to patent rights and license rights in accordance with paragraphs 3-8 of SFAS 141.

Note 4 – Loan Payable, page 40

29.   Please note that we cannot evaluate your compliance with comment 36 until you include the revised financial statements as of December 31, 2007 and 2006. Please explain why the loan payable was classified as long-term in 2006 since it was due on demand.

Note 5 – Notes Payable, page 41

30.   Please refer to your response to comment 37 and your revised disclosures. Please revise your disclosure to include the terms of all the notes payable. In addition, please revise your disclosure on page 27 to reflect that you have received $1,000,000 to date from the executed promissory note.

Note 6 – Convertible Notes Payable, page 41

31.   Please refer to your response to comment 38. Please tell us your analysis of whether the conversion option should be a derivative liability. Please include your consideration of paragraph 12 of SFAS 150. Also, please clarify why the convertible notes payable are classified as long term when they are due on December 14, 2008.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven M. Grubner, Esq.
       6430 Congress Drive
       West Bend, Wisconsin 53095